                                                                    Exhibit 99.1

                       RACI Holding, Inc. and Subsidiaries
          Reconciliation of Income (Loss) from Operations to EBITDA(A)
                              (Dollars in Millions)





                                                                                     December 31
                                                        ----------------------------------------------------------------------
                                                            2000           1999          1998          1997            1996
                                                        -----------    ------------  ------------   -----------    -----------
Net Income (Loss)                                           $ 19.9          $ 23.0        $ 17.2         $ 5.5        $ (13.8)

       Interest Expense                                       15.6            14.1          19.2          23.6           25.1
       Provision (Benefit) for Income Taxes                   12.5            14.7          11.1           3.5           (7.0)
       Depreciation and Amortization (B)                      16.4            16.0          15.9          15.1           13.9
       Other Noncash Charges (C)                               1.2             6.2           1.1           3.7              -
       Nonrecurring and Restructuring Expense (D)              0.5               -          (0.3)          0.8           11.2
       Special Payment                                         6.9               -             -             -              -
                                                        -----------    ------------  ------------   -----------    -----------
       Total                                                  53.1            51.0          47.0          46.7           43.2
                                                        -----------    ------------  ------------   -----------    -----------

       EBITDA (A)                                           $ 73.0          $ 74.0        $ 64.2        $ 52.2         $ 29.4
                                                        ===========    ============  ============   ===========    ===========


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income
     (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits, and amounts paid as permitted dividends that are treated as compensation expense ("special payment"). EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non-cash and non-recurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $2.0, $1.8, $2.0, $1.7 and $1.6 in 2000, 1999, 1998, 1997 and 1996, respectively, which is included in interest expense.

(C) In 2000, noncash charges consist of $0.5 for loss on disposal of assets, a $0.6 accrual for executive pension and $0.1 for other post retirement benefits. In 1999, noncash charges consist of a $3.8 stock based compensation expense, $1.8 pension accrual and $0.6 for loss on disposal of assets. Noncash charges in 1998 consist of a $0.7 loss on disposal of assets and a $0.4 pension accrual and in 1997 a $3.2 pension accrual and a $0.5 loss on disposal of assets.

(D) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of the following: (1) for 2000, $0.5 non- recurring professional fees related to the establishment of the subsidiaries; (2) for 1998, a nonrecurring legal charge of $0.4 net of restructuring accrual adjustments of ($0.7); (3) for 1997, $0.8 of unusual and nonrecurring charges; and (4) for 1996, $4.9 million in restructuring charges, a $4.7 million nonrecurring charge related to resolving a dispute with the Sellers, and $1.6 million for corporate relocation and employee retraining.